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February 10, 2015

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Re: Smart Trust, Sustainable Impact Investing Trust, Series 1 (the “Fund”)
(File No. 333-201381) (CIK: 1628960)

Ms. Dubey,

Transmitted herewith on behalf of Hennion & Walsh, Inc. (the “Sponsor”), the depositor of the Fund, is Amendment No. 1 to the Registration Statement on Form S-6 for the registration under the Securities Act of 1933 of units representing the ownership of interests in the Fund. The Fund is a unit investment trust which will invest in a portfolio of equity securities. The Registration Statement on Form S-6 relating to the Fund was initially filed with the Securities and Exchange Commission (the “Commission”) on January 7, 2015. We received comments from the staff of the Commission in a letter from Anu Dubey on February 5, 2015 requesting that we make certain changes to the Registration Statement. The prospectus has been revised in accordance with the comments of the staff.

The following are our responses to the staff’s comments:

Comment 1

The comment requested that we revise “Investment Summary—Investment Objective” in the prospectus to indicate what total return includes, rather than what it may include. The prospectus has been revised in accordance with the staff’s comment.

Comment 2

The comment requested that we revise “Investment Summary—Strategy of Portfolio Selection” in the prospectus to disclose a policy to invest, under normal circumstances, at least 80% of the value of the Fund’s assets in sustainable impact investments and define “sustainable impact investments” for purposes of this investment policy. The prospectus has been revised in accordance with the staff’s comment.

Comment 3

The comment requested that we disclose the principal risks relevant to sustainable impact investments in the prospectus. “Investment Summary—Principal Risk Considerations” and “Risk Considerations” in the prospectus have been revised to include risk disclosure relevant to sustainable impact investments. The Fund does not seek to focus on any particular sector and is not anticipated to have a concentration in securities of issuers in any particular sector. Therefore we have not included sector-specific concentration risks. If the final portfolio is concentrated in securities issued by companies within a particular sector, risk disclosure regarding that particular sector will be included in the final pricing amendment to the registration statement.

The staff requested that the registrant represent in writing that that it will not use the staff’s comment process as a defense in any securities related litigation against it (i.e., a “Tandy” letter). The Sponsor will include a Tandy letter with the final pricing amendment filing of the Registration Statement.

Inasmuch as the Fund is not yet operative, no filings have been required under any of the acts administered by the Commission. Therefore, for purposes of Securities Act Release No. 5196 there are no delinquencies to be reported or other references to be made to filings under the Securities Exchange Act of 1934.

We have been advised that the Sponsor proposes to deposit securities and to activate the subject Fund on or about February 19, 2015. An appropriate amendment to the Registration Statement to reflect such deposit will be promptly filed with the Commission at that time, accompanied by the request of the Sponsor that the Registration Statement be made effective.

If you have any questions, please do not hesitate to contact Scott R. Anderson at (312) 845-3834 or Matthew T. Wirig at (312) 845-3432.

Very truly yours,

Chapman and Cutler LLP

By	/s/ SCOTT R. ANDERSON
Scott R. Anderson

SRA/lew